Kathy A. Lawrence

Direct Dial: 804.420.6016

klawrence@williamsmullen.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Ms. Catherine De Lorenzo Ms. Pamela Long

Re:	Bluerock Homes Trust, Inc.
Draft Registration Statement on Form S-11
Submitted July 8, 2025
CIK No. 0001903382

Ladies and Gentlemen:

This letter is submitted on behalf of Bluerock Homes Trust, Inc. (the “Company”), in response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), Office of Real Estate & Construction, by letter dated July 22, 2025 with respect to the Company’s Draft Registration Statement on Form S-11 filed confidentially with the Commission on July 8, 2025 (the “Confidential Form S-11”).

For your convenience, the Company’s responses are prefaced by the exact text of the Staff’s comments in bold, italicized text. The Company has provided the additional disclosures requested by the Staff in the Company’s Registration Statement on Form S-11 filed publicly with the Commission on October 8, 2025 (the “Form S-11”).

Draft Registration Statement on Form S-11

Cover Page

1.	Please revise here and elsewhere as applicable to clarify when broker-dealer selling commissions may be reduced below 7.0%. For example, describe whether there are discounts for volume or any other such considerations that may affect selling commissions. Please also clarify whether a reduction in selling commissions would affect the amount of distributions to be received or fees to be paid by an investor.

Response:

The Company confirms that the Form S-11 has been revised, as appropriate, to reflect the Company’s responses to the Staff’s comments on the Confidential Form S-11. Specifically, the Company respectfully advises the Staff that on the cover page of the Form S-11, as well as in two instances in the “Plan of Distribution” section on pages 176 and 177 of the Form S-11, the Company has added disclosure to identify the following circumstances in which broker-dealer selling commissions on sales of Series B Redeemable Preferred Stock may be reduced below 7.0%: (1) in connection with advisory transactions, on which no selling commissions will be payable, and (2) in connection with any sale by a participating broker-dealer where such participating broker-dealer has elected to reduce or waive selling commissions to below 7.0% at its own discretion. Each such instance has been further revised to expressly specify that no such reduction in selling commissions will have any effect on the amount of any distributions to be received by the investor, nor on the amount of any fees to be paid by the investor, and that the 7.0% selling commission will not be reduced based on volume purchases, nor for any other reason except as described in the Form S-11.

Williams Mullen Center | 200 South 10th Street, Suite 1600 Richmond, VA 23219 | P.O. Box 1320 Richmond, VA 23218

T 804.420.6000 F 804.420.6507 | williamsmullen.com | A Professional Corporation

Such additional disclosure serves to supplement the existing disclosure in the “Plan of Distribution” section, which specifies that to the extent a participating broker-dealer reduces its selling commissions below 7.0%, the Company will reduce the public offering price per share of Series B Redeemable Preferred Stock on sales made by such participating broker-dealer by an amount equal to the reduction in commissions paid to such participating broker-dealer, as exemplified in the table set forth on page 176 of the Form S-11. The “Plan of Distribution” section further indicates that any such reduction in selling commissions will not affect the net proceeds payable to the Company in connection with such sales. Finally, on page 177 of the Form S-11, the “Plan of Distribution” section provides further detail with respect to (a) the fact that the Company will not pay selling commissions in connection with sales to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature, or sales otherwise made to a client of an investment advisor through such advisor, (b) certain circumstances under which investors may agree with their participating broker-dealers to reduce, down to zero, the amount of selling commissions payable with respect to the sale of their shares, and (c) the applicability of, and the right of the dealer manager to reduce, placement fees payable in connection with sales pursuant to such fixed or “wrap” fee arrangements.

The Company respectfully believes that the expanded disclosure added to the Form S-11, coupled with the existing disclosure in the “Plan of Distribution” section thereof, offers clarity with respect to both the circumstances in which broker-dealer selling commissions on sales of Series B Redeemable Preferred Stock may be reduced below 7.0%, and the fact that such reductions will not affect the amount of any distributions to be received, nor the amount of any fees to be paid, by the investor.

General

2.	We note that you have an outstanding comment on your Form 10-K for the fiscal year ended December 31, 2024. Please be advised that we will not be in the position to declare your registration statement on Form S-11 effective until all comments on your Exchange Act filing are resolved.

Response:

The Company acknowledges the Staff’s comment on the Company’s Form 10-K for the fiscal year ended December 31, 2024 (the “2024 10-K”), which comment pertained to the Company’s acquisition of Avenue at Timberlin Park on July 31, 2024 and the Company’s determination that it was unnecessary to provide audited financial statements and pro forma financial information for the acquisition. The Company respectfully notes that on September 20, 2025, the Staff granted the Company a waiver in accordance with Rule 3-13 of Regulation S-X, which permits the Company to omit the financial statements required by Rule 3-14 of Regulation S-X and the pro forma information related to the Avenue at Timberlin Park acquisition, and the Company believes it has resolved all comments raised by the Staff in connection with the 2024 10-K.

The Company respectfully believes that the proposed disclosure added to the Form S-11, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please contact the undersigned at 804-420-6016.

Sincerely,

/s/ Kathryn A Lawrence

Kathryn A Lawrence

cc:	R. Ramin Kamfar, Bluerock Homes Trust, Inc. Jason Emala, Esq., Bluerock Homes Trust, Inc. Richard P. Cunningham, Esq., Williams Mullen Sonia G. Barros, Esq., Sidley Austin LLP